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 **Natural Machines**

 **ESADE Business School**

Emilio Sepulveda · 2nd

Co-founder & CEO at Natural Machines

Barcelona Area, Spain · 500+ connections · **Contact info**

About

Natural Machines: Based in Barcelona (Spain), New York City (USA) and Milan/Turin (Italy). 30+ awards. VC backed.

We want to inspire individuals to lead more sustainable lifestyles and contribute to a healthier, more sustainable planet... both for the inhabitants and the environment. Our goal is to produce a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste. We further the advancement of UN Sustainable Development Goals, Goal 12: responsible consumption and production.

Our first released product is Foodini: a 3D food printing kitchen appliance, using REAL food to print. Foodini is a 3D food printing kitchen appliance that enables you to personalize food, eat healthier, improve kitchen efficiency and lower food waste. Print using your own real, natural, fresh ingredients – customize foods, nutrition, and presentation, printing the amount you need and nothing more. All via next generation Internet of Things/IoT 3D food printers with Artificial Intelligence/AI.

Named entrepreneur of the week by IEEE N3XT.

Speaker at:
* TEDxMadrid - https://www.youtube.com/watch?v=FgVuQDgVkbc
* Web Summit - Where the Tech World Meets; 20,000 attendees
* 3D print show 2014, Moscow
* Basque Culinary Centre
* Inside 3D Printing conference & expo

Experience



Co-founder & CEO

Natural Machines

May 2012 – Present · 7 yrs 10 mos

We are creating a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste.

We are backed by Closed Loop, a venture fund that invests in sustainable consumer goods, advance recycling technologies and services related to the circular economy.
http://www.closedlooppartners.com/

...see more

 Emilio Sepulveda, Natural Machines,...

 Getting back to home cooking -how...

 **Ambassador, Thinker, Speaker**

Mornings4 Foundation



Jul 2017 – Present · 2 yrs 8 mos
Barcelona Area, Spain

Mornings4 is a foundation that helps to create a better future. It is all about the transformation of humanity beyond technology. Mornings4.com begins as an "Event on the Fourth Industrial Revolution" and we are sharing the futuristic news with you at mornings4.news.

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100 Food Industry disruptors
REIMAGINE FOOD
2015 · less than a year



Telefonica Global Solutions
24 yrs



Manager Strategy&Innovation
Mar 2012 – Feb 2014 · 2 yrs

Development of strategic framework. Launch of innovation program and support innovation initiatives (network as a service, DNS platform, online sales channel...)

Manager, Strategy&Innovation
Jan 2005 – Mar 2012 · 7 yrs 3 mos

Manage strategic framework. Launch Innovation program. Define carrier CDN strategy and business model (patented) and launch of the service

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Member BOD
P4PWG
Jan 2009 – Dec 2011 · 3 yrs

Define a network friendly P2P evolution together with p2p application providers, carriers and supervised by entertainment industry

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Education



ESADE Business School
MBA, Corporate policy
1998 – 2001

UPC
Engineer, Telecoms
1985 – 1990



Universitat Oberta de Catalunya
BS, Humanities
2002 – 2006

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Volunteer Experience

Probono consulting through ESADE Alumni
Cuina Justa
Sep 2012 – Jun 2013 · 10 mos
Economic Empowerment

Definition of strategic plan and action plan aimed at increasing society and market exposure leveraging current expertise and product portfolio. Final goal is to increase job opportunities for people with mental weaknesses



Startup mentor
Barcelona Activa

 Jan 2015 – Present • 5 yrs 2 mos
Economic Empowerment

Skills & Endorsements

Business Strategy · 43

 Endorsed by **Emma Felipe Fernández, PhD and 1 other** who is highly skilled at this

 Endorsed by **10 of Emilio's colleagues at** Telefónica

Strategy · 41

 Endorsed by **Mosiri Cabezas, who is highly** skilled at this

 Endorsed by **15 of Emilio's colleagues at** Telefónica

Strategic Partnerships · 38

 Endorsed by **Julian Barrios, who is highly skilled** at this

 Endorsed by **12 of Emilio's colleagues at** Telefónica

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Recommendations

Received (1) Given (12)

 **Francesc Muñoz**
CIO at CUATRECASAS
May 6, 2008, Francesc worked with Emilio in different groups

Emilio has outstanding skills as business analyst while being able to manage complex and international deals. He has a proven track record success at Telefonica. I hihgly recommend him.

Accomplishments

7 **Honors & Awards** ⌄

Entrepreneur of the week • Natural Machines - Awarded 2nd Place in the Startup Competition (Sónar+D) • Natural Machines - Placed in the top 5 in the Startup Competition (Challengers) • Natural Machines - received special recognition as one of the 12 finalists (Singularity University) • Natural Machines - awarded EU funding (Horizon 2020) • Natural Machines - awarded with the Best Initiative Award (Generation Digital) • Natural Machines - awarded with the inaugural Barcelona Food Technologies award (Bta - Barcelona Food Technologies)

5 **Languages** ⌄

Catalan • Chinese • English • French • Spanish

3 **Organizations** ⌄

Reimagine Food • Founding Event Speaker at IEEE - Institute of Electrical and Electronics Engineers (Toronto, Canada) • Event Speaker at Web Summit (Dublin, Ireland)

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